

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 9, 2010

Linda C. Heller
Chief Financial Officer
Power-One, Inc.
740 Calle Plana
Camarillo, California 93012

  **Re: Power-One, Inc.
    Form 10-K for the fiscal year ended December 28, 2008
    Filed March 13, 2009
    File No. 000-29454**

Dear Ms. Heller:

  We have completed our review of your Form 10-K for the fiscal year ended December 28, 2008 and related filings and have no further comments at this time.

        Sincerely,

        Jay Mumford
        Senior Attorney